SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of December 2004

ECTEL LTD.

(Translation of Registrant`s Name into English)

43 Hasivim Street

Petach Tikva 49133

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on December 13, 2004, announcing "ECtel Appoints New Vice President of Product Development".

Such press release is hereby incorporated by reference into: (i) the Registrant`s Registration Statement on Form F-3, Registration No. 333-83736; and (ii) the Registrant`s Registration Statement on Form S-8, Registration No. 333-12256.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//_________________________________

Avi Goldstein,
Senior Vice President and

Chief Financial Officer

Dated:  December 14, 2004

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Index to Exhibits

Exhibit No. Exhibit

1 Press Release issued December 13, 2004

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EXHIBIT 1

ECtel Appoints New Vice President of Product Development

Petah Tikva, Israel - December 13, 2004 - ECtel Ltd. (NASDAQ: ECTX), a leading provider of Fraud Prevention and Revenue Assurance solutions, today announced the appointment of Nancy Yavne as Vice President of Product Development.

Ms. Yavne comes to ECtel from Sun Microsystems, where she founded, built, and managed its Israeli Development Center from 1997. Prior to that, for almost twenty years, she served in senior positions in a number of leading technology companies including: Efrat Future Technologies and Sun Microsystems, Inc. In both positions she was responsible for product development and management. She holds a B.A. degree in Psychology and an M.Sc in Computer Science from the University of California, Los Angeles.

In announcing the appointment of Ms. Yavne, Eitan Naor, President and CEO of ECtel, said, "Nancy is a seasoned veteran with 28 years of experience in software and product development at senior-level positions. She brings to her new position at ECtel a clear understanding of the rapidly changing world of technology, and a proven ability in bringing new technologies to market. I am certain that she will prove valuable to our Company, as we enhance our product offering and rebuild ECtel into the leading provider of Telco Fraud Management and Revenue Assurance solutions ".

In Addition, Yitzhak Dvir has been appointed as the Company's CTO. Mr. Dvir has been with ECtel for the last five years in which he served in various senior positions in product development. He holds a B.Sc in Electrical and Computer Engineering from Tel-Aviv University.

About ECtel Ltd.

ECtel is a leading global provider of cutting-edge Fraud Prevention and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by premier telecommunications operators throughout the world. ECtel Ltd. is traded on NASDAQ under the symbol ECTX.  For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, the slow down in expenditures by telecom operators the unpredictability of the telecom market, product and market acceptance risks, the impact of competitive pricing, product development, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel, and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Contacts:
ECtel Ltd.	ECtel Ltd.
Avi Goldstein	Danit Hakimian
Senior Vice President and CFO	Investor Relations Coordinator
Tel: +972-3-926-6112	Tel: 972-3-926-6113
Fax: +972-3-926-6103	Fax: 972-3-926-6103
Email: avig@ectel.com	Email: danith@ectel.com

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